RENEO PHARMACEUTICALS, INC.

12230 El Camino Real, Suite 230

San Diego, California 92130

April 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey Houser

Kevin Kuhar

Kasey Robinson

Suzanne Hayes

Re:	Reneo Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-254534)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reneo Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on April 8, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Jason Kent and Kristin VanderPas of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP at (858) 550-6044, or in his absence, Kristin VanderPas of Cooley LLP at (415) 693-2097.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Reneo Pharmaceuticals, Inc.

/s/ Gregory J. Flesher
By:	Gregory J. Flesher
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]